

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2015

Via E-mail
Jose Armando Acosta Crespo
Chief Executive Officer
Devago Inc.
Calle Dr. Heriberto Nunez #11A
Edificio Apt. 104
Dominican Republic

> **Re:** **Devago Inc.**
> **Registration Statement on Form S-1**
> **Filed December 30, 2014**
> **File No. 333-201319**

Dear Mr. Crespo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1.   You have been assigned a primary standard industrial classification code number of 7371. Additionally, ensure you provide your IRS employer identification number. Please revise or advise.

Outside Front Cover Page of the Prospectus

2.   Please ensure you limit the outside front cover page of the prospectus to a single page. See Item 501(b) of Regulation S-K.

3.   Given that you have structured your transaction on a best-efforts, no minimum basis, please remove the proceeds table from the cover page as it suggests that a certain amount of proceeds will be received.

Prospectus Summary

Our Business, page 6

4.   Please ensure that your prospectus accurately reflects the current status of any products or services that you offer or plan to offer and carefully distinguishes actual accomplishments from your plans. For example, please revise the first paragraph following this heading to clarify whether you have any fully-developed, revenue-generating mobile applications. To the extent any products or services you hope to provide are not fully developed, revise to describe the status of your developmental efforts, any potential difficulties that may preclude you from completing development and the expected costs of development. Include a more detailed discussion in your business section and management's discussion and analysis, as applicable.

Risk Factors, page 8

5.   Unless you will be filing a Form 8-A registration statement under Section 12(g) of the Exchange Act prior to the effectiveness of your initial public offering registration statement, please add a risk factor clarifying that as a Section 15(d) filer, you will not be a fully reporting company. Specifically, disclose that you will not be subject to the proxy rules under Section 14 of the Exchange Act, the prohibition of short-swing profits under Section 16 of the Exchange Act and the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act. Additionally, please highlight that if you have fewer than 300 shareholders following the fiscal year in which your registration statement becomes effective, your periodic reporting obligations under Section 13(a) will be automatically suspended pursuant to Section 15(d) of the Exchange Act.

6.   Certain risk factors appear to detract from the presentation of risks presented by current business conditions. The risk factors should generally be tailored to the development stage of your current activities. For example, on page 10, it appears premature to discuss the risks associated with the failure of online mobile application retailers to fulfill their payment obligations to you when you have not yet completed development of your first application. Similarly it appears premature to discuss risks associated with your future growth. Revise as appropriate.

Risks Related to Our Financial Condition and Our Business

Our investors may lose their entire investment…, page 8

7.   Please revise this risk factor to discuss the minimum period of time you will be able to conduct planned operations using currently available capital resources and the extent to which you currently use capital resources in your operations on a monthly basis. Please include a corresponding discussion in the liquidity and capital resources section of your management's discussion and analysis.

Failure by us to maintain the proprietary nature of our technology…, page 11

8.	Please ensure your statement here that you principally rely upon patent, trademark, copyright, trade secret and contract law to establish and protect your proprietary rights is consistent with your statement on page 30 that you currently have no patents or trademarks and do not intend to seek protection for your brand name or mobile applications at this time.

If we fail to comply with the new rules under the Sarbanes-Oxley Act…," page 12

9.	Please revise this risk factor to clarify that you will not be required to provide an assessment of the effectiveness of your internal control over financial reporting until your second annual report after your initial public offering and that an auditor attestation of management's evaluation of effectiveness of the internal controls is not required as long as you are an emerging growth company and/or a smaller reporting company. Revise further to clarify that these conditions present a risk that material weaknesses in your accounting controls may not be discovered and that such weaknesses may lead to misstatements in your financial records and statements.

Risks Related to Our Securities and This Offering

In the event that we are unable to sell sufficient shares of common stock…, page 17

10.	The first sentence of this risk factor appears to imply that this offering will generate net proceeds of $85,000. As this is a best-efforts offering with no minimum, and there is no assurance that you will be able to raise the maximum, or any, proceeds in this offering, please revise.

Use of Proceeds, page 18

11.	Please revise the Use of Proceeds table to show net proceeds as the gross proceeds minus the offering expenses. Consider including a separate row in the table that shows the current funds available to you to cover offering expenses. Refer to Instruction 3 to Item 504 of Regulation S-K. In this regard, we note the statement in footnote 2 that you currently have $20,000 available to cover offering expenses.

Plan of Distribution, page 20

12.	Please advise us of the significance of your statement here that "[t]here is no arrangement to address the possible effect of the offering on the price of the stock."

Directors, Executive Officers, Promoters and Control Persons

Involvement in Certain Legal Proceedings, page 22

13.   Please remove the knowledge qualifier and revise the text under this heading to conform to Item 401(f) of Regulation S-K.

Description of Business

Market Trends and Opportunity, page 27

14.   With respect to every third-party statement in your prospectus, such as the information provided by Flurry and eMarketer, please provide us with copies of the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the studies or reports.

Customers, page 30

15.   Please revise to clarify whether you currently have any customers. If you do not currently have any customers, please state this.

Plan of Operation, page 31

16.   In regard to your website development and sales and marketing initiatives, please disclose your time frame for completion of these activities.

Available Information, page 38

17.   Please eliminate the phrase "qualified in their entirety" as the statements made in the prospectus should be materially complete without reference to the underlying instruments.

Part II: Information Not Required in Prospectus

Item 16. Exhibits, page 40

18.   Exhibit 3.1 was filed in an improper format. Please refile it in a text-searchable format. See Rule 301 of Regulation S-T and the EDGAR Filer Manual, Volume II: "EDGAR Filing," Version 29 (December 2014).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: <u>Via E-mail</u>
        Scott P. Doney, Esq.
        The Doney Law Firm